Letter 00013/2016/P

São Paulo, December 9, 2016.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	CPFL Energia, S.A. (CPFL Energy, Inc.) Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 15, 2016 Form 6-K filed August 12, 2016 File No. 001-32297

Response to Staff Comment Letter dated November 14, 2016

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated November 14, 2016, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on April 15, 2016 (the “Form 20-F”) and concerning our current report on Form 6-K furnished to the SEC on August 12, 2016 (the “2Q16 results announcement”).  This letter provides our responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments and have provided response immediately below each comment.  All page numbers referred to herein relate to the Form 20-F, the 2Q16 results announcement and our consolidated financial statements and all numbers mentioned herein are presented in thousands of Brazilian reais.

Form 20-F for the Fiscal Year Ended December 31, 2015

Notes to the Financial Statements

(3) Summary of Significant Accounting Policies

3.14 Sector financial asset and liability, page F-16

1.
We note your disclosure on page 77 that you recognized R$2.5 billion of revenues during fiscal 2015 related to Sector Financial Assets and Liabilities, which “reflects timing differences between our budgeted costs included in the tariff…and those actually incurred while it is in effect.”

Please explain to us in sufficient detail how you account for the costs and revenues associated with Sector Financial Assets and Liabilities. In doing so, summarize the journal entries you record related to this program, including entries recorded for incurrence of recoverable costs, establishment and mark-to-market of the financial asset, and revenue recognition. An illustrative example would assist in our review. Ensure that you clearly explain the timing of when costs are expensed and when revenues are recognized and describe how your revenue recognition policy complies with IAS 18. If revenues are generally recognized in periods prior to billing customers, explain to us the amount of time that typically passes between revenue recognition and cash collection.

Response to Staff Comment #1

Initial Recognition

In response to the Staff’s comment, we note that Sector Financial Assets and Liabilities are recognized based on the tariff-pricing mechanism applicable to the Company, as mentioned in Note 3.14 to our Consolidated Financial Statements for the year ended December 31, 2015.

Consequently, this tariff-pricing mechanism may lead to timing differences between the budgeted costs included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. When the budgeted costs included in the tariff are lower than those actually incurred, this difference creates a right for the Company to receive cash through subsequent tariff increases. In the same way, when the budgeted costs are higher than those actually incurred, this difference creates an obligation to pay through decreases in subsequent tariffs. Any amount not collected/paid through the tariff-pricing mechanism will be paid to/collected from the granting authority at the end of the concession.

Therefore, the accounting for the costs is based on the amount of cost actually incurred, which is recorded on a monthly basis as follows:

Debit: Cost of Electric Energy Services

Credit: Accounts payable / cash and cash equivalents

If the budgeted costs included in the tariff at the beginning of the tariff period are lower than those costs actually incurred, the Company has a right to receive cash (to be charged from the consumers through subsequent tariffs or receiving cash/indemnification from the granting authority in case the Company is not able to recover from the consumers through subsequent tariff increases). This leads to the recognition of net revenue associated to Sector Financial Asset (initially measured at fair value), recorded in the same accounting period as the costs incurred:

Debit: Sector Financial Assets (Asset)

Credit: Net Operating Revenue (Profit and Losses)

On the other hand, if budgeted costs included in the tariff are higher than those costs actually incurred, the Company has an obligation to pay cash (through refunds to the consumers in a future tariff cycle or a payment to the granting authority in case the Company does not fully refund the consumers in the future tariff cycle). Therefore, this leads to recognition of a Sector Financial Liability as the Company is billing the consumers for an amount higher than the actual costs. This is accounted for in the same accounting period as the costs are incurred. See the related journal entry below:

Debit: Net Operating Revenue (Profit and Losses)

Credit: Sector Financial Liabilities (Liability)

It is important to mention that the accounting mechanism of Sector Financial Assets and Liabilities stated above is recorded individually for each component of cost that is part of the tariff charged to consumers, as established by the granting authority at the beginning of the tariff cycle. For purposes of Financial Statements presentation, Sector Financial Assets and Liabilities are presented net by distribution company, considering the duration of these balances. Therefore, at the Consolidated Financial Statements level there could be both a current and a non-current Sector Financial Asset or Sector Financial Liability.

Revenues from Sector Financial Assets and Liabilities are recognized in the period in which the event related to the tariff cost elements (for instance, purchases of electricity) occurs (i.e., on an accrual basis).

Our policy for recognition of revenue associated with Sector Financial Assets or Liabilities complies with the requirements of paragraph 20 of IAS 18, since persuasive evidence exists that:

●	most significant risks and rewards have been transferred;

●
it is highly probable that the economic benefits will flow to the entity through the collecting of tariffs (or even from the granting authority in case the Company does not fully collect from the consumers);

●	the associated costs can be reliably estimated; and

●	the amount of revenue can be reliably measured.

Subsequently, as the tariff cycle last 12 months, the Company has a period varying from 12 to 24 months in which Sector Financial Assets and Liabilities will be included in the tariff and then collected from or refunded to consumers.

Subsequent Accounting

Sector Financial Assets and Liabilities are classified as “loans and receivables” and “other financial liabilities”, respectively. After initial recognition, both assets and liabilities are measured at amortized cost, adjusted by interest rate – Special Clearance and Escrow System rate (or “SELIC rate”). Gain or losses arising from adjustments of Sector Financial Assets and Liabilities are recorded as Finance Income (or Costs) in the Statement of Profit or Loss, as follows:

Debit: Sector Financial Assets (Assets)

Credit: Finance Income (Profit and Losses)

or

Debit: Finance Costs (Profit and Losses)

Credit: Sector Financial Liabilities (Liabilities)

Illustrative Example

For an illustrative example, we shall assume that the granting authority, at the beginning of a tariff cycle, included in the tariff to be charged from consumers an estimated cost of R$1,000 related to electricity purchases for the following 12-month tariff period (which is usually one of the principal items of non-controllable costs). As a result, two scenarios related to recognition of Sector Financial Assets and Liabilities are possible:

A.
If the actual cost for electricity purchases is R$1,240, i.e., higher than the estimated cost included in the tariff, a right to include such difference (R$240) in future tariffs arises. Such right arises because the Company has already expensed R$1,240 for electricity purchased, but has only charged consumers for R$1,000. Therefore, the following accounting takes place:

Debit: Cost of Electric Energy Services
Credit: Accounts payable / cash and cash equivalents	R$1,240
Plus
Debit: Consumers (Asset) (1)
Credit: Net Operating Revenue (Profit and Losses)	$1,000
Plus
Debit: Sector Financial Assets (Asset - recognition) (2)
Credit: Net Operating Revenue (Profit and Losses)	R$240

(1)	For the amount billed to the consumer based on the current tariff set by the grant authority.
(2)	For the actual costs incurred in the current period higher than the estimated cost. Which gives a right for the distribution company to charge its consumer the following tariff cycle.

Subsequently, since Sector Financial Assets balances are adjusted by interest rate – SELIC rate (e.g. 10%), a financial interest will be recorded as Finance Income, as follows:

Debit: Sector Financial Assets (Asset – monetary adjustment)
Credit: Finance Income (Profit and Losses)	R$24

For the purpose of this illustrative example, we shall assume that the granting authority, at the beginning of the following tariff cycle, included in the tariff to be charged from consumers an estimated cost of R$1,000 related to electricity to be purchased plus R$264 (which is the excess of cost from the previous tariff cycle including its monetary adjustment). Also, for the simplicity of this example, we shall assume the incurred cost for this new tariff cycle is equal to the estimated cost. Then, the following accounting takes place:

Debit: Consumers (Asset)
Credit: Net Operating Revenue (Profit and Losses)	R$1,264
Plus
Debit: Net Operating Revenue (Profit and Losses)
Credit: Sector Financial Assets (Asset)	R$264(3)

(3)
For purposes of simplifying this illustrative example, we are considering in this journal entry the total amount to be recorded for collectability of Sector Financial Asset, since in practice it occurs on a monthly basis in a period varying from 12 to 24 months.

B.
On the other hand, if the incurred cost for electricity purchases is R$640, i.e., lower than the estimated cost, an obligation to compensate the consumers in the following tariff cycle arises, since the Company has already charged the consumers R$1,000, but only incurred R$640 for electricity purchased. Therefore, the following accounting occurs:

Debit: Cost of Electric Energy Services
Credit: Accounts payable / cash and cash equivalents	R$640
Plus
Debit: Consumers (Asset) (4)
Credit: Net Operating Revenue (Profit and Losses)	R$1,000
Plus
Debit: Net Operating Revenue (Profit and Losses)
Credit: Sector Financial Liabilities (Liability - constitution) (5)	R$360

(4)	For the amount billed to the consumer based on the current tariff set by the grant authority.
(5)	For the actual costs incurred in the current period higher than the estimated cost. Which gives an obligation for the distribution company to pay its consumer the following tariff cycle.

Subsequently, since Sector Financial Liabilities are also adjusted for interest rate – SELIC rate (e.g. 10%), an interest will be recorded as Finance Costs, as follows:

Debit: Finance Costs (Profit and Losses)
Credit: Sector Financial Liabilities (Liability – monetary adjustment)	R$36

For purposes of this illustrative example, we shall assume that the granting authority, at the beginning of the following tariff cycle, included in the tariff to be charged from consumers an estimated cost of R$1,000 related to electricity to be purchased less R$396 (which is the excess cost charged from consumers during the previous tariff cycle including its monetary adjustment). Also, for the simplicity of this example, we shall assume the incurred cost for this new tariff cycle is equal to the estimated cost. Then, the following accounting takes place:

Debit: Consumers (Asset)
Credit: Net Operating Revenue (Profit and Losses)	R$604
Plus
Debit: Sector Financial Liabilities (Liability)
Credit: Net Operating Revenue (Profit and Losses - realization)	R$396(6)

(6)
For purposes of simplifying this illustrative example, we are considering in this journal entry the total amount to be recorded for payment of Sector Financial Liability, since in practice it occurs on a monthly basis in a period varying from 12 to 24 months.

(11) Concession Financial Asset, page F-29

2.	Please address the following items regarding the fiscal 2015 rollforward of your concession financial asset:

●	Tell us why you reclassified R$537 million from the concession financial asset to intangible assets. Cite the authoritative IFRS guidance you used in determining your accounting treatment.

●
We note that you recorded a R$414.8 million gain for the adjustment of expected cash flows associated with your Distribution concessions. Tell us why there was such a significant increase in the expected cash flows of your concessions.

Response to Staff Comment #2

Reclassification of R$537 Million

In response to the Staff’s comment regarding the reason for the reclassification of R$537 million from Concession Financial Asset to Intangible Assets, we refer to background information in Note 1 to our Consolidated Financial Statements for the year ended December 31, 2015.

In December 2015, our distribution subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa signed the Fifth Amendment to the 17/1999-ANEEL concession agreement for renewing the concession period, which originally expired on July 7, 2015. It is important to mention that the renewal of the concession period was not assured based on the concession agreement in force up to the expiration date. Accordingly, the Company had an unconditional contractual right to receive cash (indemnity) for the transfer of the assets’ control at the end of the concession. Therefore, such right (Concession Financial Asset) measured at fair value based on IAS 39 – Financial Instruments (see paragraphs 23 to 25 of IFRIC 12) amounted to R$537 million in December 2015.

As the Company exchanged its unconditional right to receive cash at the end of the concession period (the R$537 million) for another concession contract period of 30 years, the Company in fact acquired Intangible Assets corresponding to the right to exploit the concession (IFRIC 12 paragraph 26) until July 7, 2045. Therefore, this led to the derecognition of the Concession Financial Asset measured at fair value (in accordance with IAS 39 – Financial Instruments) and recognizing an Intangible Asset in accordance with IAS 38 – Intangible Assets. The R$537 million is the fair value of the Intangible Asset as it is the consideration paid for it.

Recognition of R$414.8 Million Gain

Regarding the gain of R$414.8 million recorded in the 2015 Statement of Profit or Loss, it is important to highlight, as mentioned above, that the Concession Financial Asset is related to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

This financial asset is measured at fair value, which is determined in accordance with the remuneration basis for the concession assets, pursuant to the legislation in force established by the granting authority. Such legislation takes into consideration changes in the estimated cash flow, based mainly on factors such as (i) new replacement price for the distribution infrastructure assets and (ii) adjustment for inflation. The inflation index may be (a) the Extended Comprehensive Consumer Price Index (“IPCA”) for the subsidiaries Companhia Paulista de Força e Luz, Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Rio Grande Energia S.A., starting in 2015 and (b) the General Market Price Index (“IGP-M”) for our other five distribution companies. In 2014, IGP-M was the index applicable to the eight distribution companies.

So, the gain of R$414.8 million recorded in 2015 (R$104.6 million in 2014) associated to the income from adjustment of estimated cash flow of the Concession Financial Asset in comparison with 2014 has occurred due to:

(i)
the increase of our consolidated remuneration basis for the concession assets of our eight distribution companies, especially due to: a) the periodic review (RTP) of CPFL Piratininga, occurred in October 2015 and; b) the investments made to the distribution infrastructure throughout the year; and

(ii)
the positive variation in both inflation indexes (IPCA and IGP-M) during 2015 compared with 2014. For ease of reference, we present below the variation in the accumulated IPCA and IGP-M indexes for the years 2014 and 2015:

Form 6-K filed August 12, 2016

3.
We note that you present several non-GAAP measures throughout your release of 2Q16 results. Please tell us how you complied with the guidance in Items 100(a) and (b) of Regulation G, particularly as it pertains to your presentation of proportional consolidation measures that reflect your equivalent stake in each generation project. If you do not believe Regulation G applies to your filings, please tell us the reasons for your determination.

Response to Staff Comment #3

(a)	Non-GAAP Measures Presented in our 2Q16 Results Announcement

In response to the Staff’s comment, we have identified the following categories of non-GAAP measures in our 2Q16 results announcement:

(i)	EBITDA and Adjusted EBITDA measures;

(ii)	Adjusted Net Income and Adjusted Personnel, Material, Outsourced Services and Other Operating Cost/Expenses (“Adjusted PMSO”); and

(iii)	Adjusted Net Debt for purposes of tracking compliance with our debt covenants.

We do not believe that these non-GAAP financial measures, when taken together with the information accompanying those measures and other accompanying discussions of those measures in our 2Q16 results announcement, constitute an untrue statement of a material fact or omit to state a material fact necessary in order to make the presentation of the non-GAAP financial measures, in light of the circumstances under which they are presented, not misleading within the meaning of Item 100(b) of Regulation G.

We discuss below each non-GAAP measure’s responsiveness to Item 100(a) of Regulation G.

(i)	EBITDA and Adjusted EBITDA

We include EBITDA and Adjusted EBITDA measures on pages 1, 11, 17, 25, 34, 38, 39, 46, 47, 49, 51, 53, 54, 59, 60, 62, 63, 64, 65, 66, 67, 68 and 69 of our 2Q16 results announcement.

A non-financial performance measure is generally defined as one that purports to measure financial performance, financial position or cash flows, but excludes or includes amounts that would not so be adjusted for in the most comparable GAAP measure.  EBITDA is included as supplemental disclosure because we believe it is a useful indicator of our operating performance.  EBITDA is a well-recognized performance measurement in the energy industry that is frequently used by lenders, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry.

In accordance with Instruction no. 527/12 issued by the Brazilian Securities Commission (“Comissão de Valores Mobiliários” or “CVM”), we calculate EBITDA as the sum of net income, taxes, financial result and depreciation/amortization derived from our Statement of Profit or Loss, which was prepared according to IFRS.

We also present Net Income, the most directly comparable financial measure, in our Consolidated Income Statement appearing on page 59 of the 2Q16 results announcement.  The Consolidated Income Statement also presents income tax and social contribution, net financial revenues (expenses) and depreciation and amortization, thus enabling a reconciliation between EBITDA and the most directly comparable financial measure.

We currently present a full quantitative reconciliation of EBITDA to net income in our annual management reports, including, most recently, our management report furnished to the SEC on Form 6-K on March 21, 2016. In future interim results announcements, we will include a quantitative reconciliation of EBITDA and Adjusted EBITDA similar to the EBITDA reconciliation that we present on an annual basis, showing the differences between these measures and the most comparable financial measures calculated and presented in accordance with IFRS.

Our Adjusted EBITDA measure presents EBITDA as adjusted in order to:

●
include the results of each generation project (listed in sub-paragraph (i) of “Adjustments to GAAP Measures” below) on a proportional consolidation basis to reflect our equivalent stake in each of these companies;

●	include in our operating income of foreign exchange variations affecting payments for energy purchases from Itaipu; and

●	exclude non-recurring items.

See sub-paragraphs (i) through (iii) of “Adjustments to GAAP Measures” below for detailed information regarding each of the adjustments stated above.

In accordance with CVM Instruction no. 527/12, we calculate EBIT as the sum of net income, taxes and financial result prepared according to IFRS. Our calculation of EBIT is identical to Income From Electric Energy Service, a GAAP measure presented in our 2Q16 Income Statement. Therefore, we do not consider EBIT a non-GAAP measure. To clarify this, in future results disclosures, we will refer to this measure as EBIT/ Income From Electric Energy Service.

(ii)	Adjusted Net Income and Adjusted PMSO

We present Adjusted Net Income and Adjusted PMSO because we believe that such adjusted figures (see “Adjustments to GAAP Measures” below) may help investors and other interested parties measure our financial and operating performance. Additionally, we believe that without these adjustments in Net Income and Personnel, Material, Outsourced Services and Other Operating Cost/Expenses (“PMSO”), comparisons between different accounting periods (specifically, between 2Q16 and 2Q15) would be inhibited.

We include Adjusted Net Income on pages 1, 11, 20, 34, 41, 47, 50, 51, 54, 60, 63, 65 and 67 of our 2Q16 results announcement and a reconciliation to Net Income, the most comparable GAAP measure, on page 20 of our 2Q16 results announcement.  We include Adjusted PMSO on pages 15, 38, 48 and 53 of our 2Q16 results announcement and a reconciliation to Reported PMSO, the most comparable GAAP measure, on page 15 of our 2Q16 results announcement. The adjustments made to Net Income and Reported PMSO under IFRS in order to calculate the adjusted measures are the same as those used to calculate Adjusted EBITDA, and are discussed in sub-paragraphs (i) through (iii) of “Adjustments to GAAP Measures” below.

We also present other adjusted income statement items (such as Gross Operating Revenue, Net Operating Revenue, Cost of Electric Power, Operating Costs & Expenses, Financial Income (Expense), Income Before Taxes and Net Income), on a proportional consolidation basis, on pages 11, 18, 40, 47, 51, 60, 63, 65 and 67 of our 2Q16 results announcement. The adjustments made to these income statement items are the same as those used to calculate Adjusted EBITDA, Adjusted Net Income and Adjusted PMSO, as stated above. However, in future disclosures, we will not present these adjusted income statement items.

Furthermore, we adjust our Gross Operating Revenue and Net Operating Revenue in the tables on pages 1, 11 and 34 of our 2Q16 results announcement to exclude construction revenues, in order to present a view of our revenues from electricity sales.  The amounts of construction revenues and construction expenses are shown as “Revenue From Building The Infrastructure” and “Cost of Building The Infrastructure”, respectively, in our Consolidated Income Statement on page 59 of our 2Q16 results announcement, thus allowing a reconciliation of this adjusted item. However, we will not adjust these measures for Construction Revenues in future disclosures.

(iii)	Adjusted Net Debt for Covenant Compliance Purposes

In Item 5.3 on page 25 of our 2Q16 results announcement, we provide a calculation of our Adjusted Net Debt in accordance with the covenants in our credit facilities, since the leverage ratios that we must meet under the credit facilities are based on this metric.  Specifically, these credit facilities require us to calculate Net Debt as adjusted to reflect the proportional consolidation of each generation project to reflect our equivalent stake in each project, as discussed in sub-paragraph (i) of “Adjustments to GAAP measures” below.

We present these adjusted metrics for purposes of tracking our compliance with the covenants in our credit facilities, which we believe is material to an investor’s understanding of our financial condition.

Additionally, information included in our interim financial statements furnished to the SEC on Form 6-K on August 12, 2016 (the “Interim Financial Statements”) allows investors to perform a quantitative reconciliation between Net Debt and Adjusted Net Debt (see the discussion of Notes 2, 12.4.1, 12.4.2 and 12.4.3 of Interim Financial Statements in sub-paragraph (i) of “Adjustments to GAAP Measures” below).

(b)	Adjustments to GAAP Measures

We discuss below each of the adjustments made to GAAP measures:

(i)	Proportional Consolidation of Generation Projects

We include this adjustment, as presented on pages 11, 15, 17, 20, 47, 48, 49, 50, 51 and 54 of our 2Q16 results announcement, to reflect our equivalent stake in our projects because the lenders under our credit facilities require this presentation as part of their analysis of our compliance with the covenants in our credit facilities, and we believe that tracking our covenant compliance is material to an investor’s understanding of our financial condition.

In order to enhance the understanding of such adjustments in future disclosures, we will present a full quantitative reconciliation (by schedule or other clearly understandable method) of the differences between the proportional consolidation items and the most comparable financial measures calculated and presented in accordance with IFRS.

Regarding the adjustments we made in our 2Q16 results announcement, we present below details of how these generation projects are consolidated in our financial statements.

We have two majority-controlled subsidiaries that are fully consolidated on a line-by-line basis in our financial statements, but in which we hold equity stakes of less than 100%:

●	CERAN – Companhia Energética Rio das Antas, in which we hold an indirect 65% stake; and

●	CPFL Energias Renováveis S.A. (“CPFL Renováveis”), in which we hold an indirect 51.61% stake.

The interests of the minority shareholders of these companies are reflected in the line item entitled Non-Controlling Shareholders’ Interests in our Consolidated Income Statement, which appears on page 59 of the 2Q16 results announcement, and in the same line item of our Consolidated Balance Sheet.

We also have equity interests in four jointly-owned entities that have been accounted for using the equity method of consolidation since January 1, 2013:

●	Campos Novos Energia S.A. (“ENERCAN”), in which we hold an indirect 48.72% stake;

●	BAESA – Energética Barra Grande S.A. (“BAESA”), in which we hold an indirect 25.01% stake;

●	Foz do Chapecó Energia S.A. (“Foz do Chapecó”), in which we hold an indirect 51% stake; and

●	Centrais Elétricas da Paraíba (“EPASA”), in which we hold an indirect 53.34% stake.

The contributions from our equity interests in these entities are reflected in the line item entitled Equity Accounting in our Consolidated Income Statement.

The details of our equity interests in these various entities are disclosed in Item 3 on page 8 of our 2Q16 results announcement.

The adjusted income statement reflecting proportional consolidation presented in our 2Q16 results announcement reflects the proportional contribution of each of these entities to our income statement on a line-by-line basis as follows: 65% of the results of CERAN, 51.61% of the results of CPFL Renováveis, 51% of the results of Foz do Chapecó, 48.72% of the results of ENERCAN, 25.01% of the results of BAESA and 53.34% of the results of EPASA.

Information included in our Interim Financial Statements enable a quantitative reconciliation between Net Income under IFRS and Adjusted Net Income, as well as between EBITDA calculated under CVM Instruction no. 527/12 and Adjusted EBITDA. In Note 2 of our Interim Financial Statements, we provide information regarding the presentation of our Interim Financial Statements (including information on equity interests).  In Note 12.4.1 of our Interim Financial Statements, we present movements in non-controlling interests (representing three of our subsidiaries) as of December 31, 2015 and June 30, 2016.  In Note 12.4.2 of our Interim Financial Statements, we present summarized financial information of subsidiaries that have interests of non-controlling shareholders (representing three of our subsidiaries) for the six month periods ended June 30, 2016 and 2015.  In Note 12.4.3 of our Interim Financial Statements, we present summarized financial information of our joint ventures (representing four of our subsidiaries) for the six month periods ended June 30, 2016 and 2015. These notes to our Interim Financial Statements, when evaluated together with information included in our 1Q16 results announcement furnished to the SEC on Form 6-K on May 16, 2016, provide investors with the information necessary to perform a substantial reconciliation of our proportional consolidation.

(ii)	Foreign Exchange Variation affecting Electricity Purchases from Itaipu

We have included this adjustment in our Adjusted EBITDA to reflect exchange rate variations affecting electricity purchases from Itaipu as presented on pages 1, 17, 34, 38, 39 and 67 of our 2Q16 results announcement.

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015, the costs of electricity purchased from the Itaipu Power Plant, a Hydroelectric Power Plant that is one of our major suppliers, are indexed to the U.S. dollar.  In 2015, we purchased 10,261 GWh of electricity from the Itaipu Power Plant, amounting to 17.5% of the total electricity we purchased.  In 2015, we paid an average of R$279.65 per MWh for purchases of electricity from Itaipu, compared with R$132.82 during 2014 and R$121.11 during 2013.  As disclosed in our Annual Report on Form 20-F, the variation between 2015 and 2014 was principally due to the average depreciation of 41.8% of the real against the U.S. dollar during 2015 and a 46.1% increase in the tariff, which is set by ANEEL in U.S. dollars per Kw.

In order to reflect the cash expenses of our electricity purchase costs, especially in the light of the significant movements in the US$/BRL exchange rate in recent periods, we have presented our Cost of Electric Energy Services on an adjusted basis to reflect our actual cash cost (including the difference recorded in financial income (expenses)) rather than the cost recorded at the invoice date.  Since the amounts concerned are recorded in financial income (expenses) in our Income Statement calculated and presented in accordance with IFRS, and have simply been moved to Cost of Electric Energy Services in the adjusted measure, this adjustment has no effect on Net Income.

The adjusted items can be reconciled to our Income Statement by comparing our Cost of Electric Energy Services in our Adjusted EBITDA to our Cost of Electric Energy Services in our Consolidated Income Statement.

Since this adjustment has no effect on net income, we will not present this adjustment in future disclosures.

(iii)	Non-Recurring Items

We have presented non-recurring adjustments on pages 1, 11, 13, 15, 17, 20, 34, 38, 39, 41, 47, 49, 50, 51, 54, 60, 65 and 67 of our 2Q16 results announcement to exclude certain items that we believe are non-recurring.

We confirm that none of these items had registered a similar charge or gain within the prior two years and, furthermore we do not believe that any of them are reasonably likely to recur within two years; thus, in our opinion they are non-recurring items within the meaning of Item 10 of Regulation S-K.  We believe that without adjustment, these items would inhibit comparisons between different accounting periods (specifically, 2Q16 and 2Q15).  Therefore, we have opted to adjust our financial results to exclude these items in order to show what our results would have been if the respective events had not occurred. These events are discussed in further detail below.

A.	Impact of the Generating Scaling Factor on Energy Purchases (affecting CPFL Geração de Energia S.A. and CPFL Renováveis)

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015, Brazil is subject to unpredictable hydrological conditions, with non‑cyclical deviations from average rainfall.  In order for Hydroelectric Power Plants to be able to enter into energy sales contracts independent of variations in the energy they generate, the Brazilian government has established an Assured Energy requirement for each Hydroelectric Power Plant, representing its long-term generation capacity, and thus, its energy sales limit.  As a result, generation decisions are not made by the Hydroelectric Power Plants, but by the National Electrical System Operator (Operador Nacional do Sistema Elétrico), or ONS, using the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia), or MRE, which balances the total generation of all Hydroelectric Power Plants and proportionately distributes such generation in accordance with the Assured Energy requirement of each Hydroelectric Power Plant participating in the MRE.

When hydrological conditions are poor, the ONS may dispatch Thermoelectric Power Plants, including those that we operate, to top up hydroelectric generation and maintain security levels in reservoirs and the electricity supply for the National Interconnected System (Sistema Interligado Nacional), or SIN, in cases when the Hydroelectric Power Plants in the SIN, including those we operate, are unable in the aggregate to generate sufficient energy to honor their Assured Energy requirement in the MRE.  This deficit of hydroelectric energy, referred to as called the Generation Scaling Factor, or GSF, reduces the energy received by each Hydroelectric Power Plant participating in the MRE and, therefore exposes operators of Hydroelectric Power Plants to the short-term market and, as a result, to spot price risk.  Due to the poor hydrological conditions in 2014 and 2015, the GSF was activated, requiring us to purchase energy from Thermoelectric Power Plants at the spot price and leading to adverse results in our Generation segment in those years.

Federal Law 13,203, published on December 8, 2015, allowed Hydroelectric Power Plants with PPAs in the Regulated Market to renegotiate the related GSF, transferring the GSF exposure to consumers in exchange for the Hydroelectric Power Plant paying a premium for such consumers throughout the life of its existing PPAs.

Under this law, therefore, we have effectively capped our exposure to this risk for the life of our existing PPAs, and have covered the cash outlay from January 2015 to July 2020 through the GSF payment we made in 2015 regarding the electricity required to serve our consumers in the Regulated Market.  We remain exposed to the GSF and, as a consequence, to spot price risk with respect to the cost of electricity required to serve our consumers in the Free Market.

As a result, while we consider our GSF expense in 2015 to be a non-recurring item, we now consider any remaining GSF expense related to Free Market activities for periods following December 2015 to be a recurring item.

Our total GSF expense for financial year 2015 amounted to R$374 million, calculated on the basis of a proportional consolidation of each generation project to reflect our equivalent stake in each project, as discussed in sub-paragraph (ii) above.  For 2Q15, calculated on the same proportional consolidation basis, our GSF expense amounted to R$141 million, of which R$122 million related to CPFL Geração, R$18 million related to CPFL Renováveis and R$0.6 million related to the purchase of energy to comply with the energy sales contracts of four Small Hydroelectric Power Plants (Dourados, Guaporé, Três Saltos and Socorro) outside of the Energy Reallocation Mechanism, or MRE.

B.	Effect of Seasonality (affecting CPFL Geração and CPFL Renováveis)

The exposure to seasonality increases when a Hydroelectric Power Plant participates in the MRE.  However, our GSF agreement described above has greatly minimized this effect since a Hydroelectric Power Plant’s exposure, whether positive or negative, has now been transferred to consumers.

Thus, as discussed in sub-paragraph A above, since we capped our exposure to GSF risk for the life of our existing PPAs in December 2015, and have covered the cash outlay for the Regulated Market from January 2015 to July 2020, we now consider any remaining GSF expense related to Free Market activities for periods following December 2015 to be a recurring item.  Prior to this agreement regarding GSF, we considered the effect of our seasonality strategy on our physical guarantees to be non-recurring since the seasonality effects were greater.  However, since the agreement regarding GSF, the financial impact of seasonal effects has been significantly reduced and we therefore consider the effect of our seasonality strategy on our physical guarantees, for periods following December 2015, to be recurring.

The non-recurring effect of our seasonality strategy on our physical guarantees generated a positive non-recurring item of R$63 million in 2Q15 (calculated on the proportional consolidation basis discussed in sub-paragraph (ii) above), of which R$60 million related to CPFL Geração and R$3 million related to CPFL Renováveis.

C.	Labor Contingencies (Legal Expenses)

In 2001 a labor union representing our employees commenced proceedings seeking additional pay due to an alteration in working hours.  Although we had classified the risk of loss in these proceedings as possible, in 2Q15, due to the risk involved and to various statements by the judge in the case, we decided to make an agreement with the union and therefore to make a non-recurring provision for R$49.8 million relating to our exposure, which increased our legal, judicial and indemnities expenses from R$67.9 million to R$117.7 million.

D.	Provision for Loss of Property, Plant and Equipment at Bio Pedra

We recorded a non-recurring provision in 2Q15 relating to an incident in May 2015 at the Bio Pedra biomass‑fueled thermoelectric plant in Serrana, in the state of São Paulo.  Following the incident we took prompt steps to repair the damage, obtain compensation for the loss and return the plant to normal operations.  During 2Q15, one of the plant’s two turbines remained out of service, although we made an insurance claim.  As a result, we recorded provisions of R$6 million for loss of property, plant and equipment and R$1.5 million relating to an expected fine for failure to deliver contracted energy (each calculated on the proportional consolidation basis discussed in sub-paragraph (i) above).

* * * *

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F be directed to the following at all times:

Andre Dorf
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704 / Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200 / Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: robert.ellison@shearman.com).

Sincerely,

/s/ Andre Dorf
CPFL Energia S.A.
Name: Andre Dorf
Title: Chief Executive Officer

/s/ Gustavo Estrella
CPFL Energia S.A.
Name: Gustavo Estrella
Title: Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant Andrew Blume, Staff Accountant Securities and Exchange Commission